# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HOUSTON AMERICAN ENERGY CORP, CIK 0001156041
CUSIP: 44183U308
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0002075327
Persons authorized to receive notices and communications: Abundia Financial, LLC, 48 Wall Street, 11th Floor, New York, New York (NY), 10005, (888) 547-0111

## Reporting persons
- Abundia Financial, LLC (CIK 0002075327): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 27,599,221; shared voting power 0; sole dispositive power 27,599,221; shared dispositive power 0; aggregate amount beneficially owned 27,599,221 (81.9% of the class)
  Comment: (1) Percent of class represented by amount in (11) is calculated based on 33,686,417 shares of Common Stock (as defined below) outstanding as of July 9, 2025, based on information provided by the Issuer (as defined below).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: HOUSTON AMERICAN ENERGY CORP
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, Texas (TX), 77002
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock") of Houston American Energy Corp., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 801 Travis Street, Suite 1425, Houston, Texas 77002.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Abundia Financial, LLC ("Abundia" or the "Reporting Person"), a Delaware limited liability company.
Residence or business address: The principal business address of Abundia is 48 Wall Street, 11th Floor, New York, NY 10005.
Present principal occupation or employment: The principal business of Abundia is asset investment acquisition and venture capital development focusing on sustainable fuels, power, and chemical technologies. The managers of the Reporting Person, and their present occupations, are as follows: (a) Edward Gillespi, Chief Executive Officer of the Issuer; (b) Joseph Gasik, Chief Operating Officer of the Issuer, and (c) Kevin Bower, President of Buckeye Fire Equipment Company. The business address of each of the foregoing persons is the principal business address of the of the Reporting Person
Criminal convictions in the last five years: Neither Abundia, nor any manager, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Abundia, nor any manager, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for the Reporting Person's place of organization. Each natural person listed above is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 20, 2025, the Issuer entered into a share exchange agreement (the "Share Exchange Agreement") with Abundia, and Bower Family Holdings, LLC, a North Carolina limited liability company ("BFH", and together with Abundia, the "AGIG Unitholders"). The AGIG Unitholders were the record and beneficial owners of all the issued and outstanding units of Abundia Global Impact Group, LLC, a Delaware limited liability company ("AGIG"). Pursuant to the Share Exchange Agreement, the Issuer acquired all of the outstanding units of AGIG from the AGIG Unitholders in exchange for issuing to the AGIG Unitholders a number of shares of Common Stock (the "Share Exchange"), equaling to 94% of the sum of (a) the aggregate issued and outstanding Common Stock at the time of the Closing (including the shares issued to AGGI Unitholders at the Closing, plus (b) all Common Stock approved for issuance by the Issuer under a future equity incentive plan at the time of the Closing contingent upon the approval by the stockholders of the Issuer of such future equity incentive plan (the "Share Exchange"). The closing of the Share Exchange is referred to herein as the "Closing."

On July 1, 2025, as contemplated by the Share Exchange Agreement, the Issuer acquired all of the outstanding units of AGIG from the AGIG Unitholders in exchange for issuing to the AGIG Unitholders an aggregate of 31,778,032 shares of Common Stock. Immediately following the consummation of the Share Exchange, Abundia holds directly 81.9% of the outstanding shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
General

Abundia acquired the securities described in this Schedule 13D in connection with the Closing of the Share Exchange and intends to review their investments in the Issuer on a continuing basis. Any actions Abundia might undertake may be made at any time and from time to time without prior notice and will be dependent upon Abundia's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Abundia may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Abundia may engage in discussions with management, the Issuer's board of directors (the "Board"), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, Abundia may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Abundia may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Abundia will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Director Resignation and Appointments

Effective July 1, 2025, in connection with the Closing of the Share Exchange and pursuant to the Share Exchange Agreement, (i) Stephen P. Hartzell resigned from the Board and the Audit, Compensation, and Nominating and Corporate Governance Committees, (ii) Edward Gillespie was appointed to the Board as a director, and (iii) Matthew Henninger was appointed to the Board as a director. Peter Longo will continue to serve as Chairman of the Board. Robert Bailey and Keith Grimes will continue to serve as directors on the Board. This new composition of the Board effective as of July 1, 2025 is herein referred to as the "New Board." Mr. Grimes will resign as a director of the Board within 45 days from the Closing.

In addition, effective July 1, 2025, (i) Mr. Bailey, Mr. Henninger and Mr. Grimes were appointed to serve on the Audit Committee, with Mr. Bailey serving as its chair, (ii) Mr. Bailey and Mr. Henninger were appointed to serve on the Compensation Committee, with Mr. Henninger serving as its chair, and (iii) Mr. Bailey and Mr. Grimes were appointed to serve on the Nominating and Corporate Governance Committee, with Mr. Bailey serving as its chair.

Officer Resignation and Appointments

Effective July 1, 2025, in connection with the Closing of the Share Exchange, (i) Peter Longo resigned from his position as President, Secretary, Chief Executive Officer and Chief Financial Officer, (ii) Edward Gillespie was appointed Chief Executive Officer, (iii) Lucie Harwood was appointed Chief Financial Officer, and (iv) Joseph Gasik was appointed Chief Operating Officer and Secretary of the Issuer.

Other than as described above, Abundia does not currently have any further plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although, depending on the factors discussed herein, Abundia may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Abundia beneficially owns, in the aggregate, 27,599,221 shares of Common Stock, constituting approximately 81.9% of the Common Stock outstanding.

The aggregate percentages of Common Stock reported owned by Abundia is based upon 33,686,417 shares of Common Stock outstanding, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Abundia has sole voting and sole dispositive power with respect to all of the shares of Common Stock that it beneficially owns.
Transactions in the class effected during the past sixty days: Except as otherwise described in this Schedule 13D, Abundia has not effected any transactions in the Common Stock or other equity security of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than Abundia is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the beneficially owned Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Item 3 hereof with respect to the Share Exchange Agreement is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Abundia and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description
1 Share Exchange Agreement, dated as of February 20, 2025, by and among Houston American Energy Corp, Abundia Financial, LLC, and Bower Family Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on February 24, 2025).

## Signatures
- Abundia Financial, LLC: /s/ Joseph Gasik, Manager (07/09/2025)